Confidential Treatment Requested by PagSeguro Digital Ltd.

Pursuant to 17 C.F.R. Section 200.83

Exhibit 99.1

CONSENT OF DATAFOLHA

We hereby consent to the use of our name and the data sourced from the survey performed by us dated June 2017 as commissioned by Pagseguro Internet Ltda., including the items listed below, in any document submitted, furnished or filed, confidentially or publicly, with any securities regulator, in Brazil or abroad.

•	According to a Datafolha survey carried out in June 2017, approximately half of the businesses surveyed did not have POS devices, and approximately half of those without POS devices (more, in the case of Individual Micro-Merchants) said they intended to obtain one in the coming six months.

•	According to a Datafolha survey carried out in June 2017, more than half of the Micro-Merchants and SMEs in Brazil did not accept payment cards in 2016, and only one in 10 operates via a digital platform.

•	According to Datafolha, out of the 53% of entrepreneurs who do not own POS devices, 26% intend to acquire one in the next six months, this percentage being even higher among micro-merchants.

São Paulo, Brazil

September 4, 2017

DATAFOLHA

By:	/s/ Mauro Paulino
Name:	Mauro Paulino
Title:	General Director